FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of November, 2002

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Third quarter 2002 results

Net Result + 86%	Operating Result + 73%

Paris, November 14th 2002

Compagnie Générale de Géophysique (SRD : 12016 ; NYSE : GGY) published today its consolidated results for the third quarter of 2002. Revenue and earnings with the comparative amounts for the corresponding periods of fiscal year 2001 are as follows:

Million of Euros

Period ended September 30

Third Quarter

	2002	2001	2002	2001

Operating revenues	490.1	556.8	153.8	178.7
Operating profit (loss)	34.5	24.5	17.6	10.2
Income (loss) from equity investments	3.8	6.8	2.6	2.2
Goodwill depreciation	(4.8)	(4.9)	(1.5)	(1.6)
Net interest expense	(22.8)	(17.8)	(8.5)	(6.1)
Exchange gains (losses)	5.6	(1.3)	0.9	1.1
Income taxes	(11.0)	(10.2)	(6.2)	(3.6)
Minority interest	(0.9)	0.0	(0.8)	0.0
Net income (loss)	4.4	(2.9)	4.1	2.2

Earnings per share (Euros)	0.38	(0.25)	0.35	0.19

Segment information
Operating revenues
Services	357.3	370.4	124.6	123.4
Products	200.5	213.2	57.3	64.8
Elimination	(67.7)	(26.8)	(28.1)	(9.5)
Total	490.1	556.8	153.8	178.7
Operating profit (loss)
Services	13.1	(14.8)	11.2	(3.1)
Products	36.1	49.9	10.8	17.0
Corporate	(8.5)	(6.0)	(3.1)	(2.2)
Elimination	(6.2)	(4.6)	(1.3)	(1.5)
Total	34.5	24.5	17.6	10.2

Chairman and CEO Robert Brunck stated :

“These third quarter results, with the contribution of the Geophysical Services which further improve their profitability and the good resilience of Sercel, reinforce our confidence in reaching  our  fiscal year 2002 objectives. With respectively 23 M € and 18M€ net results over the two last Q4 to Q3 12 months period, CGG posts a good performance relative to its sector.”

Revenues :

At Euros 153.8 million, revenues for the third quarter of 2002 decrease 14 % compared to the third quarter of 2001 and are stable in USD. At Euros 490.1 million, CGG total revenues at the end of September decrease 12% compared to the first 9 months 2001 (-9% in USD).

Total revenues for Geophysical Services for the third quarter 2002 are Euros 124.5 million, stable in Euros, (+13% in USD), compared to the third quarter 2001. At the end of September 2002, total revenues for Geophysical Services are Euros 356.7 million, down 3% compared to the same period last year and stable in USD.

The Land activity saw its total sales for the third quarter 2002 decrease 6% to Euros 43.9 million, (+6% in USD), compared to the third quarter 2001. On average, 17 crews were in operation at the end of September.

The Offshore activity with Euros 50.4 million for the third quarter 2002 was stable, (+12% in USD), compared to the third quarter 2001. Multi-clients after sales were satisfactory and the pre-commitment level of the new program remained high. The net book value of the offshore seismic data library at the end of September is at Euros 122 million.

The Processing-Reservoir activity with Euros 30.2 million for the third quarter 2002 saw its total net sales increase 17% compared to the third quarter 2001, (+29% in USD), within a market driven by high end processing services.

For the third quarter 2002, Sercel total sales were Euros 57.3 million, down 12%, stable in USD, compared to the third quarter 2001. External sales for the third quarter 2002 are Euros 29.3 million. At the end of September 2002, Sercel total revenues are Euros 200.5 million, down 6% compared to the same period last year (-3% in USD).

Operating Result :

For the third quarter 2002, the operating result shows a Euros 17.6 million profit, increasing 73% from the comparable period last year and 80% sequentially when compared to the second quarter 2002.  With the positive contribution of Euros 2.6 million from subsidiaries consolidated under the equity method, mainly Argas, Saudi Arabian subsidiary for land acquisition, this operating result is a profit of Euros 20.2 million.

For the third quarter 2002, the operating result of the Geophysical Services is a profit of Euros 11.2 million (Euros 13.8 including Argas) compared to an operating loss of Euros 3.1 million for the third quarter 2001 and a profit of Euros 1.7 million during the second quarter 2002. The good level of after sales and the productivity gains combined with increasing volumes at the processing and reservoir division explain this improved operating result.

For the third quarter 2002, the operating result of Sercel is a profit of Euros 10.8 million, representing 19% of revenues, compared to an operating result of Euros 17.0 million for the third quarter 2001 and a profit of Euros 13.5 million during the second quarter 2002.

For the first nine months of 2002, the operating result is a profit of Euros 34.5 million, a significant improvement of 41% compared to the profit of Euros 24.5 million at the end of September 2001. This operating profit does not include a positive contribution of Euros 3.8 million from subsidiaries consolidated under the equity method, principally Argas.

Adjusted EBITDA :

The adjusted EBITDA for the third quarter 2002 is Euros 52.1 million, 34% of the revenues. The adjusted EBITDA at the end of September is Euros 147.0 million, 30% of the revenues, up 11% when compared to the same period last year.

Summary of cash-flows

Cash flow from operations	132.5	101.9	58.5	43.1
Capital expenditures	(113.4)	(41.8)	(46.2)	(18.5)
Investment in library	(99.2)	(54.5)	(38.8)	(23.5)

Adjusted EBITDA	147.0	132.2	52.1	55.2

Net Result :

The net result is a Euros 4.1 million profit, compared to the Euros 2.2 million profit of the third quarter 2001. At the end of September, the net result is a profit of Euros 4.4 million compared to a loss of Euros 2.9 million at the end of September 2001.

Equity and net debt

Shareholders’ equity	441.2	437.2	441.2	437.2
Net debt	275.3	239.1	275.3	239.1
Gearing ratio	62.4%	54.7%	62.4%	54.7%

Backlog :

The backlog as of November 1st 2002 is at Euros 320 million.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

More detailed financial results under the SEC 6 K report are available on the CGG website www.cgg.com.

The Company will hold two international conference call on Thursday 14th of November.

A conference call in French is scheduled at 2:00 pm (Paris Time). For active participation please dial :

from France :	+ 33 1 55 69 57 34
from Europe :	+ 44 20 8410 1215

A conference call in English is scheduled at 3:30 pm Paris Time and 9:30 am US Eastern Time. For active participation, dial:

From the US :       (800) 946 0785 ; Outside the US : 1 (719) 457 2661

Mention title:       CGG results for the third quarter 2002

Both conference call are available for listening only on the CGG website at : www.cgg.com

Contact :	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10
Email : invrel@cgg.com	Internet : www.cgg.com

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
(Registrant)

GENERAL COMPANY OF GEOPHYSICS

Date November 14th 2002	/s/ Christophe Pettenati Auziere
Christophe PETTENATI AUZIERE
By Senior Executive Vice President,
Strategy , Control & corporate planning